Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261599
PROSPECTUS SUPPLEMENT NO. 5
(to prospectus dated April 12, 2022)

10,000,000 Shares
Common Stock
Context Therapeutics Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 12, 2022 (the “Prospectus”), related to the disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders” of up to 10,000,000 shares of our common stock, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on this prospectus supplement.
Our common stock is traded on the Nasdaq Capital Market under the symbol “CNTX.” On September 26, 2022, the last reported closing sale price of our common stock on the Nasdaq Capital Market was $1.20 per share.
We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 27, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 8-K
_______________________

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2022
_______________________

Context Therapeutics Inc.
(Exact name of registrant as specified in its charter)
_______________________

Delaware	001-40654	86-3738787
(State of other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2001 Market Street, Suite 3915, Unit#15
Philadelphia, Pennsylvania 19103
(Address of principal executive offices including zip code)

(267) 225-7416
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading	Name of exchange
	Symbol	on which registered
Common Stock	CNTX	The Nasdaq Stock Market
$0.001 par value per share

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On September 27, 2022, the Company issued a press release updating its expected cash runway and anticipated milestones for its products under development. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. Additionally, on September 27, 2022, the Company updated its corporate presentation for use in meetings with investors, analysts and others. A copy of the corporate presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

The information in this Item 7.01, and Exhibits 99.1 and 99.2 attached hereto, are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, regardless of any general incorporation language in such filing.

Item 9.01. Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued by Context Therapeutics Inc., dated September 27, 2022
99.2	Context Therapeutics Inc. Corporate Presentation - September 2022
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 27, 2022	Context Therapeutics Inc.

By: /s/ Martin A. Lehr
Name: Martin A. Lehr
Title: Chief Executive Officer

Context Therapeutics® Amends Cash Guidance, Extends Runway into Q1 2024
Company to focus resources on advancing ONA-XR ELONA Phase 1b/2 clinical trial and on advancing CLDN6xCD3 bispecific antibody toward IND
PHILADELPHIA, PA— September 27, 2022—Context Therapeutics Inc. (“Context” or the “Company”) (Nasdaq: CNTX), a women’s oncology company developing novel treatments for breast and gynecological cancers, today announced updated cash guidance to extend its runway into Q1 2024.

The company plans to defer noncritical R&D activities, reduce future overhead and infrastructure expenditures, and prioritize its onapristone extended release (ONA-XR) ELONA Phase 1b/2 clinical trial and Claudin 6 (CLDN6) program.

“Context has been fortunate to collaborate with two tremendous organizations – The Menarini Group and Integral Molecular. We believe these collaborations have broadened the therapeutic potential for ONA-XR through the ELONA trial and accelerated the development of a new treatment modality to address CLDN6 positive tumors,” said Martin Lehr, CEO of Context Therapeutics. “In light of the challenging current investment climate for biotechnology, we are streamlining the organization’s resources with the intent to take the Company through the execution of the Phase 1b portion of the ELONA trial and the advancement of our CLDN6xCD3 bispecific antibody program to an Investigational New Drug Application (IND).”

The ELONA Phase 1b/2 clinical trial is evaluating ONA-XR, an oral progesterone receptor (PR) antagonist, in combination with Menarini’s elacestrant in estrogen receptor positive (ER+), PR+, HER2- metastatic breast cancer (mBCa) patients who have previously been treated with a CDK4/6 inhibitor. An IND amendment filed specifically for this trial was submitted to the U.S. Food and Drug Administration in September 2022. The Company remains on track to initiate the ELONA clinical trial in Q4 2022 and to report Phase 1b data in Q4 2023. Context retains worldwide rights for ONA-XR, other than the rights it out-licensed for Greater China.

Context anticipates the nomination of a CLDN6xCD3 bispecific monoclonal antibody (BsMAb) development candidate from the organization’s research collaboration with Integral Molecular in Q4 2022. An IND submission is planned in Q1 2024. Context retains worldwide rights to certain CLDN6 antibody patents in the field of bispecific antibodies.

In addition, Context will continue to provide access to ONA-XR through the Company’s ongoing Investigator-Sponsored Trials (ISTs) and anticipates sharing preliminary data from its Phase 2 clinical trials in granulosa cell tumors and endometrial cancer in November 2022, and from its Phase 2 clinical trial in breast cancer in December 2022.

“We’re fortunate to have ISTs that can continue to explore the potential of ONA-XR while we focus on derisking and moving our near-term priority programs forward,” said Lehr. “We’re thinking long-term; Context is committed to improving the lives of women with cancer and we believe that these thoughtful and future-focused changes best position us to be nimble during the current market challenges. We continue to concentrate on fully realizing the value of our collaborations and pipeline.”

About Context Therapeutics®
Context Therapeutics Inc. (Nasdaq: CNTX) is a clinical-stage biopharmaceutical company committed to advancing medicines for female cancers. The Company’s pipeline includes small molecule and bispecific antibody drug candidates that target cancer signaling pathways. Onapristone extended release (ONA-XR), a novel, first-in-class potent and selective progesterone receptor antagonist, is currently in three Phase 2 clinical trials and one Phase 1/2 clinical trial in hormone-driven breast, ovarian, and endometrial cancers. Context and The Menarini Group have also entered a Clinical Trial Collaboration and Supply Agreement for a Phase 1b/2 clinical proof-of-concept trial evaluating ONA-XR in combination with Menarini’s oral selective estrogen receptor degrader (SERD), elacestrant. Context is also developing a selective Claudin 6 (CLDN6) x CD3 bispecific antibody for CLDN6 positive tumors, currently in preclinical development. Context is headquartered in Philadelphia. For more information, please visit www.contexttherapeutics.com or follow the Company on Twitter and LinkedIn.
Forward-looking Statements
This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, prospects, plans and objectives of management, including words such as "may," "will," "expect," "anticipate," "plan," "intend," and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are forward-looking statements. These include, without limitation, statements regarding (i) having sufficient cash to fund our operations into the first quarter 2024, (ii) the expectation to report preliminary data from certain of our currently ongoing clinical trials in November and December 2022, (iii) the expectation to select a development candidate for our CLDN6xCD3 program in the fourth quarter of 2022, (iv) the expectation to initiate the combination study of ONA-XR and elacestrant in the fourth quarter of 2022 and to report Phase 1b data in the fourth quarter of 2023, (v) the intent to streamline the organization’s resources to take the Company through the execution of the Phase 1b portion of the ELONA trial and the advancement of our CLDN6xCD3 bispecific program to an IND, (vi) the expectation to have an IND submission for our CLDN6xCD3 bispecific in the first quarter of 2024, (vii) the results of our clinical trials, (viii) the potential benefits of the product candidates, (ix) the likelihood data will support future development, and (x) the likelihood of obtaining regulatory approval of our product candidates. Forward-looking statements in this release involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, and we, therefore cannot assure you that our plans, intentions, expectations or strategies will be attained or achieved. Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements in this press release are discussed in our filings with the U.S. Securities and Exchange Commission, including the section titled “Risk Factors” contained therein. Except as otherwise required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.
Media Contact:
Gina Cestari
6 Degrees
917-797-7904
gcestari@6degreespr.com
Investor Relations Contact:
Laine Yonker
Edison Group
lyonker@edisongroup.com

September 2022 Corporate Presentation Advancing Medicines for Female Cancers

Forward Looking Statement Except for statements of historical fact, any information contained in this presentation may be a forward-looking statement that reflects the Company’s current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or the Company’s actual activities or results to differ significantly from those expressed in any forward-looking statement. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “plan”, “predict”, “expect,” “estimate,” “anticipate,” “intend,” “goal,” “strategy,” “believe,” “could”, “would”, “potential”, “project”, “continue” and similar expressions and variations thereof. Forward-looking statements may include statements regarding the Company’s business strategy, cash flows and funding status, potential growth opportunities, clinical development activities, the timing and results of preclinical research, clinical trials and potential regulatory approval and commercialization of product candidates. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot guarantee future events, results, actions, levels of activity, performance or achievements. 2 Context Therapeutics Inc. - Sept. 2022 These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under the heading “Risk Factors” in documents the Company has filed with the SEC. These forward-looking statements speak only as of the date of this presentation and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof. Certain information contained in this presentation may be derived from information provided by industry sources. The Company believes such information is accurate and that the sources from which it has been obtained are reliable. However, the Company cannot guarantee the accuracy of, and has not independently verified, such information. Trademarks: The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

Executive Summary

Context Therapeutics Overview

Focus on Women's Oncology	→ Unmet clinical need in breast, ovarian, and endometrial cancers
ONA-XR *oral PR antagonist*	→ ONA-XR is novel, potentially first-in-class progesterone receptor (PR) antagonist → Q4 2022 expected initiation of Phase 1b/2 ELONA trial to evaluate elacestrant (oral SERD) plus ONA-XR → Q4 2022 expected preliminary data from three ongoing Investigator-Sponsored Trials (IST)
CLDN6 x CD3 *bispecific antibody*	→ Claudin 6 (CLDN6) is uniquely expressed in certain adult and pediatric cancers → Developing a highly selective CLDN6 x CD3 bispecific antibody → On track for Candidate selection in Q4 2022 and IND submission in Q1 2024
Cash Guidance	→ Expected cash runway into Q1 2024

3 Context Therapeutics Inc. - Sept. 2022

Executive Summary

Pipeline

Cancer	Clinical Indication	Research	Phase 1	Phase 2	Phase 3	Key Anticipated Milestones	FDA Fast Track
ONA-XR (PR antagonist)[1]							
Breast Cancer	**2L/3L ER+,PR+,HER2-** Combination w/ elacestrant	Phase 1b/2 ELONA Trial				• Initiate Q4 2022 • Phase 1b data Q4 2023	
	2L/3L ER+,PR+,HER2- Combination w/ fulvestrant	*Phase 1b/2 SMILE Trial				• Preliminary data Q4 2022	
Ovarian Cancer	**Recurrent PR+ Granulosa Cell** Combination w/ anastrozole	*Phase 2 Trial				• Preliminary data Q4 2022	✓
Endometrial Cancer	**Recurrent PR+ Endometrioid** Combination w/ anastrozole	*Phase 2 Trial				• Preliminary data Q4 2022	
CLDN6xCD3 bispecific antibody							
	Ovarian & Endometrial Cancer	▶				• Candidate selection Q4 2022 • IND submission Q1 2024	

(1) Tyligand Biosciences Ltd licensed rights to ONA-XR in China, HK, Macau
* Investigator Sponsored Trial

4 Context Therapeutics Inc. - Sept. 2022

ONA-XR Progesterone Receptor Antagonist 5 Context Therapeutics Inc. - Sept. 2022

Onapristone Extended Release (ONA-XR) Context Therapeutics Inc. - Sept. 20226 ONA-XR Mechanism of Action → Onapristone is a progesterone receptor (PR) antagonist that suppresses PR oncogenic signaling → PR oncogenic signaling is associated with breast, ovarian, and endometrial cancer → Onapristone is the only known clinical-stage full PR antagonist Dosing and Administration → ONA-XR is an extended-release (XR) tablet form of onapristone (ONA) → 50 mg administered orally twice per day Historical Clinical Data → Onapristone generated a 56% ORR and a 17.5 DoR in patients with advanced or metastatic 1L ER+,PR+,HER2- breast cancer; however, transient liver enzyme elevations were noted1 → ONA-XR was developed to mitigate the risk of liver enzyme elevations2,3 Ongoing and Planned Clinical Trials → Over 150 patients dosed to date with no cases of drug-related liver enzyme elevations → Support ongoing Investigator-Sponsored Trials (ISTs) → Initiate Phase 1b/2 combination clinical trial to evaluate elacestrant (oral SERD) plus ONA-XR Intellectual Property → IP protection through at least 2034 assuming no additional patent filings or patent term extensions → ONA-XR is a New Chemical Entity (NCE) 1 Robertson et al., J Eur Cancer, 1999 2 Cottu et al., PLOS One, 2019 3 Lewis et al., Drug Safety, 2020

ONA-XR

Clinical Development Strategy

Blocking cancer growth by combining antiestrogen and antiprogestin therapies


Antiestrogens
aromatase inhibitors, SERM, SERCA, injectable SERD, oral SERD
Antiprogestin
ONA-XR
Stimulus
Estrogen
Progesterone
Cancer Driver
Cell Survival
Proliferation
Stemness
Immune Evasion
Outcome
Cancer Growth and Metastasis

7 Context Therapeutics Inc. - Sept. 2022

ONA-XR

ONA-XR Evaluation in Breast Cancer Clinical Trials

Breast Cancer Treatment Line	Context Trial Design	Clinical Collaborator	Treatment	Trial Status	PR+ Patients (US)[1]	Medical Need
Adjuvant (after primary disease treatment)	Window of Opportunity	SOLTI (Innovative Breast Cancer Research)	ONA-XR	Completed; Data presented at SABCS '21	>>250,000	Enhance antiestrogen potency
First-Line Metastatic	1L ER+,PR+,HER2- (ctDNA^{high})	Memorial Sloan Kettering Cancer Center	ONA-XR + palbociclib + letrozole	Enrolling patients	~56k	Treat patients who are at high risk of early progression
Second / Third Line Metastatic	2L/3L ER+,PR+,HER2- (post-CDK4/6i)	MENARINI group	ONA-XR + elacestrant	Q4 2022 initiation	~35k	Improve response rate and progression free survival
Second / Third Line Metastatic	2L/3L ER+,PR+,HER2- (post-CDK4/6i)	Carbone Cancer Center, University of Wisconsin School of Medicine and Public Health	ONA-XR + fulvestrant	Enrolling patients	~35k	Improve response rate and progression free survival

Developing ONA-XR as an Add-on to Antiestrogen Therapy Across Treatment Lines

(1) Secondary epidemiologic estimates, 2020 estimates

8 Context Therapeutics Inc. - Sept. 2022

ONA-XR

ONA-XR Evaluation in Gynecologic Clinical Trials

Cancer	Context Trial Design	Clinical Collaborator	Trial Status		PR+ Patients (US)[1]	Standard of Care (SOC)	Medical Need
Recurrent Endometrial	Combination with anastrozole in PR+ patients	Jefferson	Enrolling Patients	→	~25k	Lenvima + Keytruda	Limited treatment options after recurrence
Recurrent Granulosa Cell Tumor of Ovary	Combination with anastrozole in PR+ patients	Memorial Sloan Kettering Cancer Center	Monotherapy Phase Complete; Combination Study Enrolling Patients	→	~5k	Physician's Choice	No FDA approved products in recurrent setting

Developing ONA-XR as an Add-on to Antiestrogen Therapy Across Gynecologic Cancers

(1) Secondary epidemiologic estimates, 2020 estimates

9 Context Therapeutics Inc. - Sept. 2022

Elacestrant + ONA-XR Combination Clinical Trial Clinical Trial Collaboration with Menarini 10 Context Therapeutics Inc. - Sept. 2022

Menarini Clinical Trial Collaboration

Rationale for Clinical Trial Collaboration

Clinical Trial Collaboration and Supply Agreement

- Phase 1b/2 study of **EL**acestrant in combination with **ONA**pristone in patients with advanced or metastatic ER+,PR+,HER2- breast cancer (ELONA trial)
- Context will sponsor the clinical trial and Menarini will supply elacestrant at no cost
- Context and Menarini will form a Joint Development Committee to review the clinical trial results

MENARINI group

- Elacestrant is the first oral SERD to show positive Ph 3 top line results[1]
- Priority Review and assigned a PDUFA date of February 17, 2023

Elacestrant + ONA-XR

- Potential to enhance elacestrant clinical activity in metastatic breast cancer
- Establish clinical proof of concept for ONA-XR combination therapy with oral SERD class context therapeutics

- ONA-XR is the most complete PR antagonist in clinical development[2]
- ONA-XR tolerability profile makes it a potentially ideal combination agent[3]
- Desire to clinically validate combination of ONA-XR with new oral SERDs

(1) "Positive EMERALD Trial Results for Elacestrant Presented at San Antonio Breast Cancer Symposium 2021." Menarini Group, 8 Dec. 2021. Press release
(2) Afhuppe, J. Steroid Biochem. Mol. Biol. 2009, 105; Afhuppe, J. Steroid Biochem. Mol. Biol. 2010, 45
(3) Lewis, J. Drug Safety 2020

11 Context Therapeutics Inc. - Sept. 2022

Phase 1b/2 (ELONA Trial) – Designed to Evaluate Combination Efficacy and Tolerability • Indication: ER+,PR+,HER2- advanced or metastatic breast cancer • Study: Phase 1b (n=12-28) / Phase 2 (n=45) • Primary Endpoint: overall response rate (ORR) • Secondary Endpoint: progression free survival (PFS), clinical benefit rate (CBR) • Sites: US only, 16-19 sites Menarini Clinical Trial Collaboration Context Therapeutics Inc. - Sept. 202212 Patient Population • Prior therapy with CDK4/6 inhibitor required • No prior chemotherapy in metastatic setting permitted • ≥ 50% of patients will have ESR1 mutation Phase 1b • Dose escalation • 12-28 patients • 4 cohorts Phase 2 • ~45 patients

CLDN6xCD3 Bispecific Antibody Program 13 Context Therapeutics Inc. - Sept. 2022

Claudin (CLDN) Proteins • Tight junctions (TJ) regulate cell barrier and permeability • CLDN proteins constitute a structural core of TJ, along with junction adhesion molecule (JAM) and occludin • Over 20 CLDN proteins have been characterized • Dysregulation of CLDN protein expression and function occurs in multiple diseases, including cancer CLDN6xCD3 Bispecific Antibody Program Context Therapeutics Inc. - Sept. 202214 1 Otani, Trends in Cell Biology, 2020 Tight Junction Structure1

Many CLDN Proteins are Associated with Disease CLDN6xCD3 Bispecific Antibody Program Context Therapeutics Inc. - Sept. 202215 Human CLDN Family Tree CLDN6 shares significant homology with CLDN3, 4, 9 CLDN Disease Reference CLDN 1 Colitis, skin permeability Bhat 2016, Furuse 2001 CLDN 2 Colorectal cancer, IBD Barrett 2020, Dhawan 2011 CLDN 3 Psoriasis, ovarian cancer Sikora 2019, Oh 2021 CLDN 4 Diabetes, ovarian cancer Li 2014, Stewart 2006 CLDN 5 Cerebral edema, depression Menard 2017, Matsumoto-Okazaki 2012 CLDN 6 Multiple cancers Antonelli 2011, Reinhard 2020, Ushiku 2012 CLDN 7 Colon cancer Xu 2021 CLDN 9 Hearing loss Nakano 2009, Ramzan 2021 CLDN 11 Myelin dysfunction Maheras 2018, Riedhammer 2021 CLDN 14 Kidney stones, hearing loss Thorleifsson 2009, Wilcox 2001 CLDN 15 Celiac disease Schumann 2012 CLDN 16 Hypercalcinuria Simon 1999 CLDN 17 Renal dysfunction Adil 2022 CLDN 18.2 Gastric cancer Nimi 2001 CLDN 19 Renal dysfunction, vision loss Adil 2022, Wang 2019 CLDN9 CLDN6 CLDN4 CLDN3 CLDN5 CLDN8 CLDN17 CLDN2 CLDN14 CLDN20 CLDN7 CLDN1 CLDN19 CLDN34 CLDN12 CLDN23 CLDN16 CLDN24 CLDN22 CLDN25 CLDN18 CLDN11 CLDN15 CLDN10

CLDN6xCD3 Bispecific Antibody Program

CLDN6 is an Emerging Oncology Target

CLDN6 is a **tumor-specific protein** that is present at high surface density across adult and pediatric cancers[1]

CLDN6 selectivity is required to avoid off-target liabilities identified in murine knockout studies with CLDN3 (pancreas), CLDN4 (kidney, pancreas), and CLDN9 (ear, gut)

BioNTech's BNT211 establishes **Proof of Concept** for CLDN6 immunotherapy:

- 5 of 10 (50% ORR) patients who received BNT211 (CLDN6 CAR-T) + CARVac (CLDN6 mRNA vaccine) showed a partial response in an ongoing Ph 1 study in CLDN6+ solid tumors
- Elevated transaminase and lipase were noted side effects[2]

16 Context Therapeutics Inc. - Sept. 2022

1 Faber MS, et al. Bispecific claudin-6 x CD3 antibodies AACR Annual Meeting; 2021; Virtual. Abstract 1860
2 Haanen JB, et al. BNT211: A Phase I trial. ESMO Annual Meeting; 2022; Paris, France. LBA38

CLDN6 Prevalence in Cancer CLDN6xCD3 Bispecific Antibody Program Context Therapeutics Inc. - Sept. 202217 Cancer Prevalence (IHC, RNAseq) Reference Testicular 95% Reinhard 2020 Ovarian 54-55% Reinhard 2020, Wang 2013 Gastric 13-55% Gao 2013, Kohmoto 2020, Lin 2013 NSCLC 6.5-50% Micke 2014, Reinhard 2020, Soini 2022, Wang 2015 Malignant Rhabdoid (AT/RT and non-CNS) 29-44% Antonelli 2011, Sullivan 2012 Breast 2-41% Jia 2019, Reinhard 2020, Yafang 2011 Endometrial 20-31% Kojima 2020, Reinhard 2020, Ushiku 2012 Glioma 21% Antonelli 2011 Bladder 2-8% Reinhard 2020, Ushiku 2012 SCLC 2% Reinhard 2020

CLDN6xCD3 Bispecific Antibody Program Context Therapeutics Inc. - Sept. 202218 CLDN6xCD3 Bispecific Antibody Program We have developed a library of CLDN6xCD3 bispecifics • Explored a range of bispecific frameworks, CLDN6 sequences, and CD3 sequences • Comparator bispecifics generated for benchmarking • Candidate selection on track for Q4 2022 Rucker et al., Development of CLDN6 bispecific antibodies for treatment of ovarian cancer, AACR 2022

Our Antibodies Display High Selectivity for CLDN6 CLDN6xCD3 Bispecific Antibody Program Context Therapeutics Inc. - Sept. 202219 Benchmark = IMAB027 Rucker et al., Development of CLDN6 bispecific antibodies for treatment of ovarian cancer, AACR 2022 Key Takeaways • Benchmark (IMAB027) exhibits off-target binding to CLDN9 • 1st generation Context mAb (IM301, IM302) exhibit high CLDN6 selectivity • 2nd generation Context mAb (data not shown) exhibit even greater CLDN6 selectivity than IM301 and IM302

CLDN6xCD3 Bispecific Antibody Library CLDN6xCD3 Bispecific Antibody Program Bispecific antibodies retain high CLDN6 specificity T-cell Dependent CytotoxicityCLDN9 Reactivity Bispecifics induce robust T-cell dependent cytotoxicity Rucker et al., Development of CLDN6 bispecific antibodies for treatment of ovarian cancer, AACR 2022 Bispecific Formats Benchmark (IMAB027) Context Therapeutics Inc. - Sept. 202220

Corporate 21 Context Therapeutics Inc. - Sept. 2022

Context Therapeutics Inc. - Sept. 202222 Corporate Experienced Leadership Team • Experienced team with deep oncology experience • Our CMO led the clinical development of multiple blockbuster drugs for female cancers, including Kisqali, Arimidex, and Afinitor • Our management team is supported by a Board with strong public company operating and governance experience Focus on Execution Martin Lehr CEO and Director Tarek Sahmoud, MD, PhD Chief Medical Officer Alex Levit, Esq Chief Legal Officer Jennifer Minai, CPA Chief Financial Officer Chris Beck, MBA SVP Operations Priya Marreddy, MS VP Clinical Operations

Recent and Key Anticipated Milestones ONA-XR 1H 2022 2H 2022 2023 2024 Breast – AACR preclinical update Breast – ELONA trial initiation Breast – ELONA trial Phase 1b data Breast – 2L/3L (post-CDK4/6) Phase 2 preliminary data Endometrial – Phase 2 preliminary data Granulosa Cell – Phase 2 preliminary data Context Therapeutics Inc. - Sept. 202223 Corporate Claudin 6 1H 2022 2H 2022 2023 2024 Candidate selection IND submission

Corporate Investment Highlights Female Cancers Large Unmet Need Progesterone Receptor and Claudin 6 High-Value Targets Multiple Data Readouts in Q4 2022 Near-Term Milestones Deep Domain Experience, Track Record of Success Strong Team Expected Cash Runway into Q1 2024 Financial Strength Context Therapeutics Inc. - Sept. 202224

BRINGING CHANGE FOR FEMALE CANCERS © CONTEXT THERAPEUTICS 2022